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Vinson&Elkins

      ALAN P. BADEN abaden@velaw.com
      TEL 212.237.0001  FAX 917.849.5337




June 16, 2005


Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and
  Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405


Re:  Global Partners LP
     Registration Statement on Form S-1
     Filed May 10, 2005
     File No. 333-124755

Dear Mr. Schwall:

         On behalf of Global Partners LP and pursuant to our June 15 telephone conversation, this letter is in response to Comment No. 15 received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in its comment letter dated June 9, 2005. A copy of this letter has been furnished through EDGAR as correspondence. All page references are to the Registration Statement unless otherwise indicated. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

CASH DISTRIBUTION POLICY, PAGE 35

15. GIVEN THAT YOU ARE A NEW REGISTRANT AND THIS OFFERING CONVEYS TO POTENTIAL INVESTORS THAT YOUR INITIAL QUARTERLY DISTRIBUTION WILL BE $0.4125 PER UNIT - AN AMOUNT WHICH APPEARS TO REPRESENT SUBSTANTIALLY ALL YOUR AVAILABLE CASH - WE BELIEVE THAT YOU SHOULD PROVIDE A MORE DETAILED DISCUSSION ABOUT THE POLICY AND PROVIDE SUPPORT FOR THE STATED DISTRIBUTION AMOUNT. PLEASE ACCORDINGLY REVISE THIS SECTION, THE CASH AVAILABLE FOR DISTRIBUTION SECTION, AND APPENDIX D. THE REVISIONS SHOULD CLEARLY AND FULLY CONVEY:



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VINSON & ELKINS LLP  ATTORNEYS AT LAW  Austin Beijing Dallas       666 Fifth Avenue, 26th Floor, New York, NY 10103-0040
Dubai  Houston  London  Moscow  New York Tokyo  Washington         TEL 212.237.0000  FAX 212.237.0100  www.velaw.com
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V&E                                                      June 16, 2005   Page 2


o the background and effect of the cash distribution policy, including the initial distribution rate;

o your estimated cash available to pay distributions over the next four quarters;

o whether historically you had sufficient available cash to pay the stated distribution amount; and

o        any assumptions and considerations related to the preceding disclosure.



RESPONSE : The Registrant believes that its structure is typical of most publicly traded master limited partnerships and that the disclosures about cash distribution policy contained in the Registration Statement largely address the comments raised by the Staff in Comment No. 15. Furthermore, in our conversations concerning this comment, you have directed us to the Inergy Holdings, L.P., or Inergy Holdings, registration statement (No. 333-122466). You indicated that the disclosures in Inergy Holdings were prepared based on a template developed by the Staff in response to a number of income deposit security, or IDS, offerings. We have reviewed the disclosures in the Inergy Holdings filing and the disclosures in several IDS offerings and believe that our structure is significantly different from those in several fundamental ways such that the Inergy Holdings template is not the most appropriate for us. Please see below for a detailed response.

GLOBAL PARTNERS LP IS DIFFERENT IN STRUCTURE FROM INERGY HOLDINGS AND THE IDS offerings. First of all, holders of the Registrant's subordinated units have subordinated their right to receive distributions to the common units. This period of subordination lasts for at least five years and can end only after certain financial tests have been met, although some of the subordinated units can convert into common units after three and four years if these financial tests are met at the time. The subordinated units are not entitled to receive any distributions until the common units have received the minimum quarterly distribution of $0.4125 per unit, plus any arrearages on this distribution from prior quarters. Because there will initially be an equal number of common units and subordinated units, this subordination feature effectively means that the estimated available cash is approximately twice what is necessary to pay the minimum quarterly distribution on the common units. Neither Inergy Holdings nor the IDS offerings have this protective feature, which essentially doubles the coverage for distributions to the purchasers of common units in the IPO. The Registrant's available cash would


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V&E                                                      June 16, 2005   Page 3


effectively have to decrease by more than 50% before the amount of cash available to the common units would be adversely affected.

Also, Inergy Holdings owns not just common units of Inergy, L.P. but also subordinated units and incentive distribution rights, which are subordinated to the subordinated units and therefore even more subject to the risk of nonpayment, of Inergy, L.P. Thus, not only is there no subordinated security at the Inergy Holdings level, payment on Inergy Holdings units is significantly dependent upon Inergy, L.P. making distributions on its subordinated securities. This is another fundamental structural difference.

Furthermore, the Registrant can show historical pro forma coverage for its ability to pay the minimum quarterly distribution, whereas Inergy Holdings had shortfalls in its historical pro forma coverages. For example, for the year ended December 31, 2004, the Registrant had approximately $19.8 million of cash available for distribution, which was approximately 104% of the $19.0 million needed to pay the minimum quarterly distributions on all common and subordinated units to be outstanding after the IPO. We have been advised that there will be full coverage for the twelve months ended March 31, 2005 as well. Since the subordinated units by their terms will not receive distributions until the minimum quarterly distribution is paid on the common units, there was approximately twice the coverage needed to pay the distribution on the common units.

THE STAFF'S COMMENT ASKS FOR THE "BACKGROUND AND EFFECT" OF THE DISTRIBUTION POLICY. The Registration Statement contains an elaborate description of the Registrant's distribution policy under the caption "Cash Distribution Policy" on pages 35-43. This description is virtually identical to the description included in the prospectuses for most publicly traded limited partnerships and one with which investors and the Staff are very familiar.

THE STAFF'S COMMENT ASKS FOR ESTIMATED CASH AVAILABLE TO PAY DISTRIBUTIONS OVER THE NEXT FOUR QUARTERS. The Registration Statement includes on page 45 under the caption "Cash Available for Distribution - WE BELIEVE WE WILL HAVE SUFFICIENT CASH FROM OPERATING SURPLUS FOLLOWING THE OFFERING TO PAY THE MINIMUM QUARTERLY DISTRIBUTION ON ALL UNITS THROUGH JUNE 30, 2006" a statement that the Registrant believes that it will have sufficient available cash to pay the minimum quarterly distributions for the next four quarters. This statement is based on several assumptions disclosed in the Registration Statement but does not assume any acquisitions, given the uncertainty of acquisitions. Please see page 45 for a detailed list of the assumptions on which this projection is based. This disclosure was based on the precedent of the TransMontaigne Partners L.P.


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V&E                                                      June 16, 2005   Page 4

initial public offering, which closed last month, and numerous other publicly traded limited partnerships in their IPO prospectuses.

THE STAFF'S COMMENT ASKS THE REGISTRANT TO CLEARLY AND FULLY CONVEY WHETHER HISTORICALLY IT HAD SUFFICIENT AVAILABLE CASH TO PAY THE MINIMUM QUARTERLY DISTRIBUTIONS. The Registration Statement includes on page 44 under the caption "Cash Available for Distribution - ESTIMATED AVAILABLE CASH FROM OPERATING SURPLUS DURING 2004 WOULD HAVE BEEN SUFFICIENT TO PAY THE MINIMUM QUARTERLY DISTRIBUTION ON ALL THE COMMON UNITS AND SUBORDINATED UNITS" on page 44 and in Appendix D a calculation of available cash for the year ended December 31, 2004 reflecting an amount sufficient to pay the minimum quarterly distributions. Amendment No. 1 to the Registration Statement will include the first quarter results, which we have been advised will show better comparative results for the first quarter of 2005 than for the comparable 2004 quarter. Amendment No. 1 will also include in Appendix D a calculation of the available cash for the three months ended March 31, 2005.

THE STAFF'S COMMENT ASKS THE REGISTRANT TO DISCLOSE ANY ASSUMPTIONS AND CONSIDERATIONS RELATED TO THE HISTORICAL ABILITY TO PAY DISTRIBUTIONS. The Registrant believes that the disclosure set forth under the caption "Cash Available for Distribution" on pages 44-45, together with Appendix D, clearly states the assumptions and considerations that have been made in calculating available cash on a historical and on a projected basis. Furthermore, this format has been used consistently by other publicly traded limited partnerships, is familiar to investors and reflects the Staff's comments over an extensive period of reviewing these types of transactions.

         If you have any questions or comments regarding this letter or the Registration Statement, please contact me at (212) 237-0001 or Brenda Lenahan of the our firm at (212) 237-0133.

                                                Very truly yours,

                                                /s/ ALAN P. BADEN

                                                Alan P. Baden


cc:  Jason Wynn
     Edward J. Faneuil